

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 30, 2009

Mr. Perry Y. Ing
Vice President, Chief Financial Officer and Secretary
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario, Canada
M5A2N4

> **Re:** **US Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-33190**

Dear Mr. Ing:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 5

1.   If you retain the introductory paragraph, revise it so that it makes clear that this section identifies all known, material risks. The reference to "several risk factors, including those summarized below" suggests otherwise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 42

2.   Please expand your disclosures related to the impairment test of long-lived assets and goodwill and accounting policy related to the asset retirement obligations to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements, the nature of these material assumptions and estimates, how you arrived these estimates, how accurate they have been and whether they are reasonably likely to change in the future. We refer you to Financial Reporting Codification 501.14 for further guidance.

Notes to Consolidated Financial Statements

3. Mineral Properties and Asset Retirement Obligations, page 62

3.   We note your disclosure that states that you evaluated whether events or changes in circumstances indicate that carrying value of mineral property interests may not be recoverable, which resulted in a $2.5 million impairment charge in fiscal year 2008. Please clarify how you determined that the only event that led to impairment in fiscal year 2008 was the discontinuance of certain unproductive leases acquired in fiscal year 2007. In this respect, please clarify how you have determined that your remaining capitalized mineral properties are not impaired as of December 31, 2008. If your estimates include cash flows associated with value beyond proven and probable reserves ("VBPP"), please clarify how you determined the value of VBPP as of December 31, 2008.

4.   You recorded approximately $2.3 million in adjustment reflecting updated estimates to the asset retirement obligations in 2007. We note this adjustment represents a 60% increase in the asset retirement obligation from the beginning balance in 2007. Please clarify the estimates that were updated and how you valued the estimates as of December 31, 2007 and 2006. Please clarify whether there was any change in the valuation methodology used to estimate your asset retirement obligations during this period.

6. Goodwill, page 63

5.   We note that you wrote-off the entire goodwill balance of approximately $107 million in 2008 as a result of the annual impairment test. Please tell us the specific facts and circumstances that led to the impairment and describe the method you used to determine the fair value of the associated reporting unit. In addition, please clarify how you evaluated the disclosure requirement of SFAS 142, paragraph 47, when preparing your financial statements.

8. Shareholders' Equity, page 66

6.   We note that you issued shares of your subsidiary (referred to as "exchangeable shares"), Canadian Acquisition Corporation, in consideration for the acquisitions that occurred in fiscal year 2007. We further note that these shares are exchangeable to shares of the US Gold common stock and provide the holders with the economic and voting rights that are, as nearly as practical, equivalent to those of the holder of shares of common stock of US Gold. Please clarify all the differences between the rights of the exchangeable shares and the shares of US Gold common stock and explain how you determined that equity classification is appropriate for the exchangeable shares.

7.   You disclose that you modified the terms of the indentures executed in connection with the Private Placement that resulted the termination of derivative accounting treatment for the Warrants and the Subscription Receipts effective July 24, 2006. Please tell us the modifications made, how they affected the accounting for the Warrants and Subscription Receipts and how your accounting complied with SFAS 133 and other related authoritative literature.

8.   We note that you reclassified approximately $51.7 million to equity with the termination of derivative accounting treatment for the Warrants and Subscription Receipts on July 24, 2006. It appears this amount represents the fair value of the freestanding and embedded derivative instruments at July 24, 2006 net of the funds released from escrow. Please clarify how you determined that it was appropriate to reclassify the liability net of funds released from escrow as opposed to the fair value of the derivative liability on that date. Please tell the authoritative literature you relied upon when making this conclusion and how you considered the guidance in paragraph 10 of EITF 00-19.

Exhibits

9.   File as exhibits all material contracts that Item 601(b)(10) of Regulation S-K requires you to file. In particular, it appears that you have not filed as exhibits any of the various Services Agreements with 2083089 Ontario Inc., a company indirectly wholly owned by your chairman and chief executive officer, nor have you filed the employment contracts you entered into in 2008 with Messrs. Ball and Spears.

Form 10-K/A filed April 10, 2009

Directors, Executive Officers and Corporate Governance, page 1

10.   Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. Please supply the month and year that each position held within the five years began and ended, specify the job title, and identify the employer in each case. Where titles changed during the covered time, identify when each change took place.

Executive Compensation, page 4

Elements and Mix of Compensation, page 5

11.   We note your discussion of base salaries. Explain in sufficient detail what "broad-based information obtained from third parties" you look to and how this information is used in setting salary levels.

Specific Compensation Decisions, page 6

12.   We note your award of 1,000,000 options to Mr. McEwen, which expire ten years from the date of grant. Please disclose precisely when the grant occurred and whether the options were categorized as incentive options or non-qualified options. In that regard, we note that Article 7.3(b) allows a maximum five year "Option Period" for grants of incentive options to ten percent stockholders.

13.   Please discuss in necessary detail any equity awards granted to your named executive officers in 2008. You state only that you awarded none in 2007. It appears from your Grants of Plan Based Awards table that you granted 480,000 options in 2008.

Security Ownership of Certain Beneficial Owners, page 11

14.   As Mr. McEwen owns 100% of 2190303 Ontario, it is unclear on what basis he purports to disclaim beneficial ownership of the shares referenced in footnote 5. Please revise or advise.

Engineering Comments
Tonkin complex, page 17
Gold Bar Complex, page 20
Palmarito Project, page 31

15.   We see that you have disclosed a resource estimates defining tonnage and grade estimates for your Tonkin, Gold Bar, and Palmarito properties. The provisions in Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents for US domestic companies. The exception noted in paragraph (b) (5) applies to foreign filers.

However, you may disclose quantity estimates for non-reserve mineralized material to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility.

Please note that mineralized material does not include: 1) material reported as reserves, and 2) tonnages and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators.

- Please remove the terms measured, indicated, inferred, mineral resource, geological resources and the associated estimates from your filing.

- If the quantities associated with the above terms meet the requirements of mineralized material, please disclose those estimates as mineralized material.

- Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director